A

02019921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AH 3/14/2002

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INLAND NATIONAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 SOUTH MAIN
(No. and Street)

MINOT (City) ND (State) 58702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID THEUSCH (701) 852-1640
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

24 WEST CENTRAL (Address) MINOT (City) ND (State) 58701

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID J. THEUSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INLAND NATIONAL SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

My commission expires 1-26-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- NA ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- NA ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- NA ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- NA ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- NA ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLAND NATIONAL SECURITIES, INC.

MINOT, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2001 AND 2000

AND

INDEPENDENT AUDITOR'S REPORT

INLAND NATIONAL SECURITIES, INC.
TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Inland National Securities, Inc. (an S corporation) as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inland National Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz
BRADY, MARTZ & ASSOCIATES, P.C.

January 25, 2002

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INLAND NATIONAL SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 159,904	$ 104,084
Accounts receivable	15,368	5,166
Other current assets	612	612
Total current assets	$ 175,884	$ 109,862
PROPERTY AND EQUIPMENT	$ 283,870	$ 282,260
Less accumulated depreciation	180,843	166,799
Net property and equipment	$ 103,027	$ 115,461
OTHER ASSETS		
Other investments	$ 19,300	$ 19,300
TOTAL ASSETS	$ 298,211	$ 244,623

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Commissions payable	$ 5,621	$ 3,100
Other current liabilities	5,167	6,247
Security deposits	1,662	1,496
Total current liabilities	$ 12,450	$ 10,843
STOCKHOLDERS' EQUITY		
Common stock - 2,000 shares of no par value stock authorized and outstanding	$ 200,000	$ 200,000
Retained earnings	85,761	33,780
Total stockholders' equity	$ 285,761	$ 233,780
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 298,211	$ 244,623

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
EARNED REVENUES	$ 708,647	$ 435,777
DIRECT COST OF EARNED REVENUES	421,766	266,994
GROSS PROFIT	$ 286,881	$ 168,783
OTHER INCOME		
Real estate income	$ 20,690	$ 24,518
Investment income	5,203	5,439
Gain on the sale of investments	0	36,517
Miscellaneous	1,154	2,667
Total other income	$ 27,047	$ 69,141
GROSS PROFIT AND OTHER INCOME	$ 313,928	$ 237,924
GENERAL AND ADMINISTRATIVE EXPENSES		
Office salaries	$ 75,833	$ 62,582
Payroll taxes	16,940	15,374
Travel, registration and dues	5,136	8,954
Real estate tax and insurance	17,986	18,240
Depreciation	14,044	14,241
Repairs and maintenance	4,107	5,617
Office supplies	7,687	9,688
Telephone and rent	16,920	17,243
Legal and accounting	5,868	7,431
Advertising	4,000	5,214
Pension	9,792	8,323
Other operating expenses	3,634	4,325
Total expenses	$ 181,947	$ 177,232
NET INCOME	$ 131,981	$ 60,692

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Capital Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCE, JANUARY 1, 2000	$ 200,000	$ 13,088	$ 35,979	$ 249,067
Comprehensive Income				
Net Income	0	60,692	0	60,692
Reclassification Adjustment: Realized gain on sale of investment		0	(35,979)	(35,979)
Total comprehensive income				24,713
Dividends	0	(40,000)	0	(40,000)
BALANCE, DECEMBER 31, 2000	$ 200,000	$ 33,780	$ 0	$ 233,780
Net Income	0	131,981	0	131,981
Dividends	0	(80,000)	0	(80,000)
BALANCE, DECEMBER 31, 2001	$ 200,000	$ 85,761	$ 0	$ 285,761

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INLAND NATIONAL SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$ 131,981	$ 60,692
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	14,044	14,241
Gain on the sale of investments	0	(36,515)
Effects on operating cash flows due to changes: in		
Accounts receivable	(10,202)	520
Other assets	0	2,220
Accounts payable	2,521	679
Other current liabilities	(2,001)	1,961
Payroll taxes payable	921	(723)
Security deposits	166	(639)
Net cash provided by operating activities	$ 137,430	$ 42,436
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (1,610)	$ (5,239)
Proceeds from sale of investments	0	36,515
Purchase of Investments	0	(9,300)
Net cash provided(used) by investing activities	$ (1,610)	$ 21,976
CASH FLOW FROM FINANCING ACTIVITIES		
Dividends	$ (80,000)	$ (40,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 55,820	$ 24,412
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	104,084	79,672
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 159,904	$ 104,084

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The Company operates as a broker/dealer providing a range of investment products and services including various stocks, bonds and mutual funds. The majority of the Company's revenues are generated from sales to residents of North Dakota. In addition to Commission Income, the company received approximately 15% of its 2001 earned income in the form of management fees from Dakota Payphone LLC. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Basis of Accounting - Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents - The Company considers temporary, highly liquid investments to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment is stated at cost less accumulated depreciation computed on the accelerated and straight-line methods. The estimated useful life of the Company's fixed assets are as follows:

Office equipment and fixtures	5 - 7 years
Building and improvements	19 - 39 years

Investments - The Company's investments consist of a limited partnership unit, member interest in a Limited Liability Company, and a stock warrant offering. All these investments do not have a readily determinable market and are therefore accounted for under the cost method of accounting. In 2000, the company sold its investment in IRET Properties which was classified as available for sale. As such, this investment was maintained at market value.

NOTE 2 - **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents at December 31, 2001 and 2000 consist of the following:

Account	Current Interest Rate	2001	2000
First Western Bank	1.56%	$ 17,803	$ 2,673
Southwest Securities Money Market	1.53%	10,659	10,330
Oppenheimer Money Market	2.17%	131,442	91,081
Total cash and cash equivalents		$ 159,904	$ 104,084

The Company maintains accounts at First Western Bank, Southwest Securities, and at Oppenheimer Funds. The accounts maintained at First Western Bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The accounts at Southwest Securities and Oppenheimer are insured by the Securities Investor Protection Corporation (SIPC). SIPC insures cash and investment accounts up to $500,000 with a maximum cash account insurance limit of $100,000. Money market accounts are considered investment accounts for SIPC coverage.

NOTE 3 - **PROPERTY AND EQUIPMENT**

Details pertaining to property and equipment and accumulated depreciation as of December 31, 2001 and 2000 are as follows:

2001	Cost	Accumulated Depreciation	Cost Less Accumulated Depreciation
Land	$ 33,023	$ 0	$ 30,023
Building and improvements	196,477	137,428	59,049
Fixtures and equipment	54,370	43,415	10,955
	$ 283,870	$ 180,843	$ 103,027
2000			
Land	$ 33,023	$ 0	$ 33,023
Building and improvements	196,477	128,253	68,224
Fixtures and equipment	52,760	38,546	14,214
	$ 282,260	$ 166,799	$ 115,461

NOTE 4 - **INVESTMENTS**

The Company has invested $10,000 in Polaris Limited Partnership. The Partnership consists of a 48 unit low income apartment complex in Minot, North Dakota. Due to the lack of a readily determinable market and the Company's small ownership percentage, this investment is carried at the Company's original cost.

NOTE 4 - *(CONTINUED)*

The Company purchased 300 NASD's warrants on June 28, 2000 for $3,300. These warrants can be exercised into a total of 1,200 shares. The options can be exercised in the time line stated below. As of December 31, 2001 the warrants and/or NASD stock were not traded on a readily determinable market, and this investment is carried at the Company's original cost.

Maximum Number of Shares that can be Exercised at one time	Exercise start Date	Exercise End Date	Exercise Price
300	June 28, 2002	June 27, 2003	$13
300	June 30, 2003	June 25, 2004	$14
300	June 28, 2004	June 27, 2005	$15
300	June 28, 2005	June 27, 2006	$16

In 2000, the company entered into an agreement to become the management member of Dakota Payphone, LLC. The original amount of this investment was $6,000. Due to the lack of a readily determinable market and the company's small ownership percentage, this investment is carried at the Company's original cost.

NOTE 5 - **CONCENTRATION OF CREDIT RISK AND RELATED PARTY**

Approximately 63% (2001) and 50% (2000) of the Company's earned revenues were generated from commissions and management fee associated with the sale of the primary shares of Dakota Payphone, LLC. Inland National Securities Inc. is the managing member of the Limited Liability Company.

NOTE 6 - **INCOME TAXES**

The Company has elected to be taxed as an "S" Corporation for federal and state income tax purposes. Income or loss from the Company is passed through to the stockholders and taxed at the individual level. Therefore, no provision or liability for federal and state income taxes is reflected in the financial statements.

NOTE 7 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 7 - *(CONTINUED)*

As of December 31, 2001 and 2000, the Company had the following net capital:

	December 31,	
	2001	2000
Net Capital	$ 159,535	$ 96,256
Excess Net Capital (Minimum requirement of 5,000)	$ 154,535	$ 91,256
Aggregate Indebtedness to Net Capital Ratio	.07 to 1	.11 to 1

NOTE 8 - **RETIREMENT PLAN**

During 1997, the Company established a savings incentive match plan for employees of small employers (SIMPLE). Under the terms of the plan, the Company must provide a matching contribution for each eligible employee. The Company must match the employees contribution dollar for dollar up to a maximum of 3% of the employees wages. Total pension expense for the years ended December 31, 2001 and 2000 was $9,792 and $8,323, respectively.

NOTE 9 - **ADVERTISING COSTS**

Advertising costs, which were expensed as incurred, totaled $4,000 and $5,214 for the years ended December 31, 2001 and 2000, respectively.

SUPPLEMENTARY INFORMATION

INLAND NATIONAL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL		
Total stockholders' equity	$ 285,761	$ 233,780
Less non-allowable assets:		
Other current assets/receivables	(612)	(612)
Fixed assets	(103,027)	(115,461)
Excess clearing deposit	(659)	(330)
Other investments	(19,300)	(19,300)
Haircuts on securities	(2,628)	(1,821)
Net capital	$ 159,535	$ 96,256
AGGREGATE INDEBTEDNESS		
Commissions payable	$ 5,621	$ 3,100
Other current liabilities	5,167	6,247
Security deposits	1,662	1,496
Total aggregate indebtedness	$ 12,450	$ 10,843
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 5,000	$ 5,000
Excess net capital at 1500%[2]	$ 158,705	$ 95,533
Excess net capital at 1000%[2]	$ 158,290	$ 95,172
Ratio: Aggregate indebtedness to net capital	.07 to 1	.11 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001 AND 2000)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 155,485	$ 97,624
Net audit adjustments to allowable assets and indebtedness	4,050	(1,368)
Net capital per above	$ 159,535	$ 96,256

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on the following calculated minimum net capital requirements:

	1,500%	1,000%
December 31, 2001	$ 830	$ 1,245
December 31, 2000	$ 723	$ 1,084

INLAND NATIONAL SECURITIES, INC.
SCHEDULE II
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2001 AND 2000

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii) which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3- 3 of the Securities and Exchange Commission are not required.

BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

In planning and performing our audits of the financial statements and supplemental schedules of Inland National Securities, Inc. (the Company), for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC. RULE 17A-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

Janaury 25, 2002